Exhibit 3.1

AMENDMENT NO. 1 TO
THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT OF LINN ENERGY, LLC

This AMENDMENT NO. 1 TO THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF LINN ENERGY, LLC (this “Amendment”), dated as of April , 2013, is entered into and effectuated by the Board of Directors (the “Board of Directors”) of Linn Energy, LLC, a Delaware limited liability company (the “Company”), pursuant to authority granted to it in Section 11.1 of the Third Amended and Restated Limited Liability Company Agreement of the Company, dated as of September 3, 2010 (the “LLC Agreement”). Capitalized terms used but not defined herein are used as defined in the LLC Agreement.
WHEREAS, Section 6.3(a) of the LLC Agreement requires that Available Cash be distributed within 45 days following the end of each Quarter; and
WHEREAS, the Board of Directors deems it in the best interest of the Company and the Members to provide that, at the discretion of the Board of Directors, Available Cash with respect to a Quarter may be distributed in monthly installments; and
WHEREAS, Section 6.2(e) of the LLC Agreement grants the Board of Directors the authority, under certain circumstances, to make special allocations of income and deduction to preserve or achieve uniformity of the Units (or any class or classes thereof); and
WHEREAS, the Board of Directors deems it in the best interest of the Company and the Members to provide that the Board of Directors may make special allocations of items of gain, loss, Simulated Gain, Unrealized Gain or Unrealized Loss in addition to items of income and deduction, to preserve or achieve uniformity of the Units (or any class or classes thereof); and
WHEREAS, Section 11.1(c)(iv) of the LLC Agreement provides that the Board of Directors, without the approval of any Member, may amend any provision of the LLC Agreement to reflect a change that the Board of Directors determines does not adversely affect the Members (including any particular class of Interests as compared to other classes of Interests) in any material respect, and the Board of Directors has determined that such amendments contemplated hereby do not adversely affect the Members in any material respect.
NOW, THEREFORE, it is hereby agreed as follows:
A.    Amendment.
1.    Section 6.1(d)(iii) is hereby amended to read in its entirety as follows:
(iii)    For the proper administration of the Company and for the preservation of uniformity of the Units (or any class or classes thereof), the Board

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of Directors shall (i) adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) make special allocations for federal income tax purposes of income (including, without limitation, gross income), gain, loss, deduction, Simulated Gain, Unrealized Gain or Unrealized Loss; and (iii) amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Units (or any class or classes thereof). The Board of Directors may adopt such conventions, make such allocations and make such amendments to this Agreement as provided in this Section 6.1(d)(iii) only if such conventions, allocations or amendments would not have a material adverse effect on the Members, the holders of any class or classes of Units issued and Outstanding or the Company, and if such allocations are consistent with the principles of Section 704 of the Code.
2.    Section 6.2(e) of the LLC Agreement is hereby amended to read in its entirety as follows:
(e)    [Reserved.]
3.    Section 6.3(a) of the LLC Agreement is hereby amended to read in its entirety as follows:
(a)    Following the end of each Quarter, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 18-807 of the Delaware Act, be distributed in accordance with this Article VI by the Company to the Members as of the Record Date selected by the Board of Directors. Such distribution with respect to any Quarter may be made, at the discretion of the Board of Directors, (i) within 45 days following the end of each Quarter or (ii) in three equal installments within 15, 45 and 75 days following the end of each Quarter. All distributions shall be made subject to Section 18-607 and 18-804 of the Delaware Act.
B.    Agreement in Effect. Except as hereby amended, the LLC Agreement shall remain in full force and effect.
C.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware applicable to contracts executed and to be performed solely in such state.
D.    Invalidity of Provisions. If any provision of this Amendment is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

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IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.
LINN ENERGY, LLC

By: /s/ Mark E. Ellis
Name: Mark E. Ellis
Title: Chairman, President and Chief Executive Officer

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